Exhibit 4.26

SALE AND PURCHASE AGREEMENT

dated 31 December 2022

ECARX TECHNOLOGY LIMITED

and

VOLVO CAR CORPORATION

regarding shares in

ZENSEACT AB

TABLE OF CONTENTS

1.	DEFINITIONS, CONSTRUCTION AND INTERPRETATION	1
2.	SALE AND PURCHASE	3
3.	PURCHASE PRICE	3
4.	CONDITION PRECEDENT	4
5.	CLOSING	4
6.	WARRANTIES OF THE SELLER	5
7.	INDEMNIFICATION	6
8.	POST-CLOSING COVENANTS	7
9.	CONFIDENTIALITY	7
10.	NOTICES	8
11.	EFFECT OF TERMINATION	9
12.	MISCELLANEOUS	9
13.	GOVERNING LAW AND DISPUTE RESOLUTION	10

SCHEDULES

Schedule 5.2.1(d)	Resignation letter

Schedule 5.2.1(e)	New Side Letter

1(12)

This SALE AND PURCHASE AGREEMENT is dated as above and made between:

(1)	ECARX Technology Limited, Hong Kong Company Registry No. 2894191, a private company limited by shares incorporated under the laws of Hong Kong (the “Seller”); and
(2)	VOLVO CAR CORPORATION, Reg. No. 556074-3089, a limited liability company incorporated under the laws of Sweden (the “Buyer”).

The Seller and the Buyer are referred to as the “Parties”.

BACKGROUND

A.

The Parties entered on 1 July 2021 into an investment agreement, pursuant to which the Seller subscribed for 8,834 shares in the Company (the “Sale Shares”). The remaining 56,447 shares in the Company are owned by the Buyer. In connection with the Seller’s investment in the Company, the Parties also entered into a shareholders’ agreement regarding the governance of the Company (the “Shareholders’ Agreement”).

B.	In connection with the Seller’s investment in the Company, the Seller and the Company entered into a side letter agreement in relation to collaborations between the two of them.
C.	The Seller wishes to sell the Sale Shares to the Buyer, and the Buyer wishes to buy the Sale Shares from the Seller.
D.	In view of the foregoing, the Parties have entered into this Agreement.
1.	DEFINITIONS, CONSTRUCTION AND INTERPRETATION
1.1	Definitions

Unless otherwise stated, capitalized terms in this Agreement shall have the meaning ascribed to them in this Section 1.1 (Definitions). “Agreement” means this sale and purchase agreement, including its schedules, as amended from time to time.

“Applicable Law” means, with respect to any Person, any law, regulation, judgment, legal principle or other legally binding requirement or rule of any governmental or public authority in any jurisdiction applicable from time to time to such Person.

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in the PRC and Sweden are closed for business, other than for internet banking services only.

“Buyer” is defined in the introduction to this Agreement.

“Closing” means the completion of the Transaction by the Parties taking the actions set out in Section 5.1 and 5.2.1. “Closing Date” means the date on which Closing takes place.

2(12)

“Company” means Zenseact AB, Reg. No. 559228-9358, a limited liability company incorporated under the laws of Sweden. “Condition” is defined in Section 4.1.

“Confidential Information” shall mean all information of any kind or nature (whether written, oral, electronic or in any other form), including, without limitation, the contents of this Agreement, any financial information, trade secrets, customer lists or other information, which a Party from time to time may receive or obtain as a result of entering into or performing its obligations pursuant to this Agreement, relating to the other Party or the Company.

“Encumbrance” means any option, lien, mortgage, pledge, charge, retention of title, claim, third party rights, encumbrance or security interests, or any agreement, arrangement or obligation creating any of the foregoing, and the term “Encumbered” or “Encumber” shall be construed accordingly.

“Governmental Authority” shall mean any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) national, federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department and any court or other arbitration tribunal), (d) multinational organization or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, adjudicational, legislative, police, regulatory or taxing authority or power of any nature.

“Hong Kong” shall mean the Hong Kong Special Administrative Region of People’s Republic of China. “Loss” is defined in Section 7.1.

“New Side Letter” is defined in Section 5.2.1(e). “Parties” is defined in the introduction to this Agreement.

“Person” means any individual, firm, company, corporation, partnership or other entity having legal personality or any government, state or agency of a state, local or municipal authority or other governmental body; including in each case the successors of each such person.

“PRC” shall mean People’s Republic of China, solely for purposes of this Agreement, excluding Hong Kong, Macau Administrative Region and Taiwan region.

“Privileged Holder” is defined in Section 9.3. “Purchase Price” is defined in Section 3. “Representative” is defined in Section 9.1. “Resigning Director” means Ziyu Shen.

“Sale Shares” is defined in Recital A.

“Seller” is defined in the introduction to this Agreement.

3(12)

“Shares” means all of the shares in the Company.

“Signing” means the point in time when this Agreement was duly executed by or on behalf of the Seller and the Buyer. “Signing Date” means the date set out on the front page of this Agreement.

“Stock Exchange” means any regulated market, multilateral trading facility or similar market place for the public trading of shares, debt instruments or other securities.

“Surviving Provisions” means the provisions of Sections 7 (Indemnification), 9 (Confidentiality), 10 (Notices) 12 (Miscellaneous) and 13 (Governing law and Dispute Resolution).

“Transaction Documents” means this Agreement, and any other agreement or document entered into or to be entered into in accordance with this Agreement.

“Transaction” means the transaction contemplated by this Agreement.

“Transfer Restrictions” means any option, warrant, right of redemption, right of pre-emption, right of first refusal or similar right. “Warranties” means the warranties set out in Section 6 (Warranties of the Seller).

1.2	Construction and interpretation

In this Agreement:

(a)	“including” and any similar expression means “including but not limited to”;
(b)	“or” means “and/or”; and
(c)

a time period expressed as “from” a specific date or time “to” or “until” another specific date or time shall be deemed to exclude the former and include the latter, and a reference to “before”, “prior to”, “following” or “after” a specific date or time shall exclude such date or time.

2.	SALE AND PURCHASE

On the terms of this Agreement, the Seller sells the Sale Shares to the Buyer, and the Buyer buys the Sale Shares from the Seller, together with all accrued benefits and rights attached to the Sale Shares. The Seller hereby waives any Transfer Restrictions with respect to the Sale Shares or the Transaction.

3.	PURCHASE PRICE

The purchase price for the Sale Shares (the “Purchase Price”) shall be an amount equal to USD 115,000,000.

4(12)

4.	CONDITION PRECEDENT
4.1

The respective obligation of the Parties to complete the Transaction at Closing shall be conditional upon the consummation of the Transaction having been approved by the board of directors of each of the Parties (the “Condition”) on or prior to the Closing Date.

4.2	Each Party shall, at the cost of such Party, use its commercially reasonable efforts to fulfil the Condition applicable to such Party on or prior to the Closing Date.
5.	CLOSING
5.1	Place and Date

Execution of this Agreement and Closing shall take place through electronic exchange of this Agreement and the closing documents (as set forth in Section 5.2 below) between the Parties on 31 December 2022 (the “Closing Date) (provided that any original to be delivered by a Party hereunder shall be delivered by such Party to the other Party within a reasonable time limit but in any event no later than ten (10) Business Days after the Closing Date).

5.2	Closing events
5.2.1

On the Closing Date, the following events, and any other event necessary in order to consummate the Transaction, shall be completed in the following order (but shall be deemed to have been completed simultaneously):

(a)	Each Party shall make available to the other Party evidence of the due fulfilment of the Condition.
(b)	Each Party shall, through duly authorised representative(s), execute this Agreement.

The Buyer shall provide a written instruction to its bank to pay (without any set-off, deduction or counter-claim) the Purchase Price by wire transfer of immediately available funds to the Seller’s bank account with China Merchants Bank H.O., Shenzhen Off-Shore Banking Dept., with account number OSA571914363132201 (swift CMBCCNBS008), and provide a copy of such instruction to the Seller.

(c)

The Seller shall notify the board of directors of the Company of the transfer of the Sale Shares to the Buyer pursuant to this Agreement and procure that the board of directors of the Company enters the Buyer as owner of the Sale Shares in the share register of the Company.

(d)

The Seller procure that confirmation is delivered to the Buyer by the Resigning Director, whereby the Resigning Director resigns from the board of directors in the Company and confirms that he has no claim against the Company in his capacity as director, as further set out in Schedule 5.2.1(d).

(e)	The Seller and the Company shall enter into a new side letter, as further set out in Schedule 5.2.1(e) (the “New Side Letter”).
5.2.2

Following Closing (but on the Closing Date), the Buyer shall cause the resignation of the Resigning Director to become effective (e.g. by notification to the Swedish Companies Registration Office (Sw. Bolagsverket)).

5(12)

5.2.3

Subject to Closing taking place, each Party confirms that the Shareholders’ Agreement has been terminated, by agreement between the Parties, as of the Closing Date and that none of the Parties have any liability to the other Party under the Shareholders’ Agreement, except in relation to any surviving provisions as further set out in section 11.2 in the Shareholders’ Agreement.

5.2.4

The events set out in Section 5.2 shall be regarded as one transaction and if any such events do not occur, Closing shall not take place unless the Buyer (if the Seller is responsible for such event not taking place) or the Seller (if the Buyer is responsible for such event not taking place), accepts that Closing takes place (without prejudice to all rights or remedies available, including the right to claim damages). The Parties acknowledge and agree that due to the fact that the Closing Date is not a Business Day, the Seller has accepted that payment of the Purchase Price will be effectuated after the Closing, provided that the Buyer has no later than on the Closing Date instructed its bank to make such payment, and provided the Seller with a copy of such instruction, as further set out in Section 5.2.10.

5.2.5

If Closing has not taken place in accordance with Section 5.2.4, the Party not responsible for Closing not taking place, by written notice to the other Party and without prejudice to all other rights or remedies available, including the right to claim damages:

(a)

shall fix a new date for Closing (which shall be a Business Day, not earlier than the second (2d) or later than the fifth (5th) Business Day after the Closing Date, at which the provisions of Section 5 (Closing) shall apply to Closing as so deferred; and

(b)	if Closing does not occur pursuant to Section 5.2.4 as so deferred pursuant to Section 5.2.5(a), may terminate this Agreement pursuant to Section 11 (Effect of termination).
5.3	Non-fulfilment of payment of the Purchase Price

In the event the Purchase Price has not been received by the Buyer within ten (10) Business Days following  Closing,  the  Seller  shall immediately notify the Buyer that it has not received the Purchase Price. Should the Purchase Price not have been received within ten (10) Business Days following such notification, the Seller shall have the right to claim payment of the Purchase Price or revoke this Agreement. Should the Agreement be revoked, the Parties shall take all measures needed in order to revert the closing events performed under Section 5.1 and 5.2, so that the involved parties’ legal relations return to as they were prior to Closing.

6.	WARRANTIES OF THE SELLER

The Seller hereby warrants to the Buyer, as at the Signing Date and as of Closing, as follows.

6.1	Existence, solvency, authority, due authorization, etc.
6.1.1	The Seller is duly organized and validly existing under the laws of its jurisdiction of incorporation set out in the introduction to this Agreement.
6.1.2

The Seller: (a) has not initiated any negotiations with any creditors regarding composition; (b) is not insolvent; and (c) has not filed or had filed against it any petition for its winding-up, company reorganisation or bankruptcy, in each case within the meaning of Applicable Law.

6(12)

6.1.3

The Seller has the requisite right, power, authority and capacity to enter into and to carry out its obligations under the Transaction Documents to be executed by the Seller and such Transaction Documents will, when executed by or on behalf of the Seller, constitute lawful, valid and binding obligations of the Seller in accordance with their respective terms.

6.1.4

The execution and delivery of, and the performance by the Seller of its obligations under the Transaction Documents or the completion of the Transaction by the Seller, will not: (a) result in a breach of Applicable Law; (b) require it to obtain any consent or approval of, or give any notice to or make any filing or registration with, any governmental authority; or (c) result in a breach of any provision of its articles of association or any other constitutional document.

6.2	Ownership of the Sale Shares
6.2.1	The Seller owns the Sale Shares free and clear of any Encumbrances, and the Sale Shares have been validly issued and fully paid.
6.2.2	The Sale Shares represent 13.5 per cent of all Shares.
6.2.3	No share certificates have been issued representing the Sale Shares.
6.2.4	The Company has not received any shareholders’ contributions or other capital contributions from the Seller that may involve any repayment obligations of the Company.
7.	INDEMNIFICATION
7.1

In the event of any breach of the Warranties, the Seller shall compensate the Buyer for any direct loss suffered by the Buyer resulting from such breach (a “Loss”) in cash. The Seller shall not be liable for any indirect or consequential losses, liabilities, claims, damages, costs and/or expenses suffered by the Investor, including but not limited to lost revenue, profit, anticipated savings, goodwill etc.

7.2	The Seller’s maximum aggregate liability for the Warranties shall not exceed the Purchase Price.
7.3

No claim for compensation for breach of the Warranties shall entitle the Buyer to compensation under this Agreement unless a written notice of such claim has been made to the Seller prior to the date occurring 60 months from the Closing Date.

7.4

The limitations contained in this Section 7 shall not apply to a claim by the Buyer to the extent that such claim arises as a result of fraud, wilful misconduct or wilful misrepresentation by the Seller.

7.5

Notwithstanding the foregoing, the Seller has not made, and the Buyer has not relied on, any other expressed or implied warranties regarding the Company or the Sale Shares than the Warranties set out in Section 6. The Buyer’s sole and exclusive liability in respect of the condition and status of the Company and the Sale Shares, shall only be the liability for breach of the Warranties and the Buyer shall have no other liability in respect thereof of any breach of any other warranty, expressed or implied, or any other agreement, contract, statute including under the Swedish Sale of Goods Act (Sw. Köplagen 1990:931), or pursuant to legal principles or theory or on any other ground.

7(12)

8.	POST-CLOSING COVENANTS
8.1	Non-solicitation

Subject to and effective as of Closing, the Seller undertakes to the Buyer that the Seller shall not, and shall procure that none of the Seller’s Affiliates will, for a period of twenty-four months after the Closing Date, directly or indirectly, solicit any of Company’s employees to become employed or otherwise engaged by the Seller or any of its Affiliates, except for a bona fide general recruitment offer made in the ordinary course and not specifically targeting the Company’s employees.

8.2	Replacement and discharge of director liability

The Buyer shall on the first annual general meeting of shareholders in the Company following the Closing Date discharge or procure the discharge of the Resigning Director from liability for the period up to and including Closing, provided that the auditor of the Company does not recommend otherwise.

8.3	Further assurances

Each Party shall, and shall procure that its relevant Affiliates shall, prior to, at and after Closing, execute and deliver such certificates, agreements and other documents and writings and take such other actions, in each case if and to the extent consistent with the Transaction Documents and Applicable Law, as may be reasonably necessary in order to consummate or implement the Transaction.

9.	CONFIDENTIALITY
9.1

Each Party shall keep all Confidential Information in strictest confidence and undertakes not to, without the prior written approval of the other Party, supply, publish (including the issue of a public announcement) use, or otherwise disclose Confidential Information in whole or in part, except for with regard to the existence of the Parties’ relationship under this Agreement or for the purpose of fulfilling any obligation or exercising any right that it has hereunder. Each Party shall use reasonable efforts to procure that its and its Affiliates’ respective directors, officers, employees, consultants, professional advisers, agents, investors, and other representatives (“Representatives”) will likewise maintain strict confidence and secrecy in respect of such information and shall, when appropriate, enter into separate confidentiality agreements with such Representatives. For the avoidance of doubt, each Party shall bear full responsibility for such Party’s and such Party’s Affiliates’ respective Representatives.

9.2	Notwithstanding the provisions of Section 9.1, a Party shall not be prevented from disclosing the Confidential Information which:
(a)

is required to be disclosed pursuant to the requirements of a Governmental Authority, judicial order or stock exchange regulations, provided however that if a Party becomes aware of the possibility that it may be compelled by such requirements to disclose Confidential Information, such Party shall, to the extent as permitted by applicable laws, immediately give the other Party a written notice of this fact and use its reasonable best efforts to consult and co-operate with the other Party as to whether and if so what action should be taken to resist the same; or

8(12)

(b)	is or becomes publicly available (other than as a result of any unauthorized disclosure in breach of this Agreement); or
(c)

which was lawfully in a Party’s possession prior to such disclosure or acquired through a Party’s own independent research and which was not acquired from the Company or the other Party, as evidenced by written records or other reasonable evidence by the Party claiming of having it in possession or acquired through own independent research save for if it has been transferred/contributed to the Company in accordance with this Agreement; or

(d)	is received without confidentiality restrictions from a third party which is not bound by a confidentiality obligation towards the other Party; or
(e)

is required in order to facilitate the performance or implementation of the Transaction (but only to the extent necessary), including disclosures to competent or superior authorities, and those required for the approval of or filing with the Governmental Authorities; or

(f)

such disclosure is made to its Representatives in relation to the negotiation, entry into or performance of this Agreement (including financing of the Transaction) on a need-to-know basis, or any matter arising out of the same.

9.3

Where any Confidential Information is also privileged, the waiver of such privilege is limited to the purposes of this Agreement and does not, and is not intended to, result in any wider waiver of the privilege. Any Party hereto in possession of any Confidential Information relating to any other Party hereto (a “Privilege Holder”) shall take all reasonable steps to protect the privilege of the Privilege Holder therein and shall inform the Privilege Holder if any step is taken by any other person to obtain any of its privileged Confidential Information.

9.4	The Parties acknowledge that it is of material importance to them, and for the entering into of this Agreement, that the above confidentiality undertaking has been agreed and is observed.
10.	NOTICES
10.1

All notices and other communications under this Agreement will be in writing and in English and must be sent by personal delivery, leaving such notice, electronic mail or prepaid overnight courier using an internationally recognized courier service at the following addresses or contact information (or at such other address or contact information as any Party may provide by notice in accordance with this Section 10.

If to Volvo Cars:

Volvo Car Corporation

Attention: Fredrik Aaben (with a copy not serving as a notice to legal@volvocars.com)

Address: Assar Gabrielssons väg, 418 78 Gothenburg, Sweden

Email: legal@volvocars.com

9(12)

If to ECARX:

ECARX Technology Limited

Attention: Li Sun

Address: F19, Building B, FPI Center, Binjiang District Hangzhou, China

Email: li.sun@ecarx.com.cn

10.2	A notice shall be deemed to be effective and properly served on the recipient:
(a)	immediately upon delivery, if sent by personal delivery or leaving such notice at the address as set forth in Section 10.1;
(b)

if sent by prepaid overnight courier properly addressed and prepaid using an internationally recognized courier service, with a request for written confirmation of delivery, the earlier of (i) delivery (or when delivery is refused by the intended recipient) and (ii) expiration of two (2) Business Days after the letter containing the same is sent as aforesaid; or

(c)

if sent by electronic email, properly addressing and sending such notice through a transmitting organisation, the earlier of: (i) when the sender receives an automated message confirming delivery; or (ii) four (4) hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered.

10.3

Despite Section 10.2, if notices are received or taken to be received under Section 10.2 after 5.00pm in the place of receipt or on a non-Business Day, they are taken to be received at 9.00am on the next Business Day and take effect from that time unless a later time is specified.

10.4

Any change of the contact information set forth in Section 10.1 shall be notified to the other Party in the manner prescribed in this Section 10, and such change shall take effect two (2) Business Days’ after such notice is effective or deemed to be effective.

11.	EFFECT OF TERMINATION

In the event this Agreement is terminated pursuant to Section 5.2.5, the Parties shall have no further obligations against each other under this Agreement, except with respect to breaches of this Agreement committed prior to termination or pursuant to the Surviving Provisions (which shall survive any termination of this Agreement).

12.	MISCELLANEOUS
12.1

This Agreement (including the schedule and exhibit hereto) embodies all the terms and conditions agreed upon between the Parties as to the subject matter of this Agreement and supersedes and cancels in all respects all previous agreements and undertakings, if any, between the Parties hereto with respect to the subject matter hereof, whether such be written or oral.

12.2

If any provision of this Agreement is deemed or held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity or enforceability of the remainder of this Agreement in that jurisdiction shall in no event be affected, and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected.

10(12)

12.3

Except as otherwise expressly set out in this Agreement, no failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy by such Party prevent or preclude any further or other exercise or the exercise of any other right, power or remedy. No waiver of any breach of any of the terms of this Agreement shall be effective unless such waiver is expressly made in writing and executed and delivered by the Party against whom such waiver is claimed. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.

12.4

Without limiting the foregoing, the Parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

12.5

This Agreement (including the schedule and exhibit hereto) may be amended or modified, and the provisions hereof may be waived, only by an agreement in writing and signed by both Parties, and it shall be clearly stated that these are amendments or supplements or a waiver to this Agreement.

12.6

This Agreement and the rights and obligations set forth herein shall be binding upon and inure to the benefit of the Parties and their respective legal successors and permitted assigns, and there shall be no third-party beneficiaries to this Agreement. This Agreement or any of the rights or obligations hereunder shall not be assignable (by operation of law or otherwise) by any Party in whole or in part without the prior written consent of the other Party.

12.7

Each Party shall bear all of its own costs and expenses incurred in connection with the preparation for and completion of this Agreement, including, without limitation, all costs and expenses of its advisors, agents, brokers, counsel and representatives.

12.8

The Parties do not intend to be and nor shall they be deemed to be treated as a general partnership or limited partnership, nor shall any of the provisions of this Agreement for any purpose be, or be deemed to constitute, a partnership or agency between the Parties.

12.9

In the negotiation of this Agreement, each Party has received advice from its own attorney. No rule of construction applies to the disadvantage of a Party because such Party was responsible for the drafting of any provision of this Agreement or any part thereof.

12.10

The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the Party that signed it, and all of which together constitute one agreement. The signatures of all Parties need not appear on the same counterpart. The delivery of signed counterparts by email transmission that includes a copy of the sending Party’s signature(s) is as effective as signing and delivering the counterpart in person.

13.	GOVERNING LAW AND DISPUTE RESOLUTION
13.1	Governing law

This Agreement shall be governed by and construed in accordance with the laws of Sweden, without any reference to its conflict of law principles.

11(12)

13.2	Disputes
13.2.1

Any dispute, controversy or claim arising out of, or in connection with this Agreement or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The seat of arbitration shall be Gothenburg. The arbitral tribunal shall be composed of three arbitrators. The language to be used in the arbitral proceedings shall be English.

13.2.2

The Parties undertake and agree that all arbitral proceedings conducted or initiated with reference to Section 13.2.1 shall be kept strictly confidential. This confidentiality undertaking shall cover the fact that arbitration has been initiated, all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the prior written consent of the other Party. This notwithstanding, a Party shall not be prevented from disclosing such information in order to safeguard in the best possible way such Party’s rights vis-à-vis the other Party in connection with the dispute, or if such a right exists pursuant to a statute, a regulation, a decision by an authority, a stock exchange contract or similar.

[Signature page follows]

Sale and Purchase Agreement 12(12)

Place:

Date:

ECARX TECHNOLOGY LIMITED

/s/ Ziyu Shen

Name:	Ziyu Shen	Name:

Place:

Date:	31 December 2022

VOLVO CAR CORPORATION

/s/ Maria Hemberg		/s/ Johan Ekdahl

Name:	Maria Hemberg	Name:	Johan Ekdahl